

May 16, 2024

Lichen Dong
Chairman of the Board
Next Technology Holding Inc.
Room 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2,
Guiwan Area, Nanshan District, Shenzhen, China 518000

      Re: Next Technology Holding Inc.
           Preliminary Information Statement on Schedule 14C
           Filed May 8, 2024
           File No. 001-41450

Dear Lichen Dong:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. You state that shareholders holding 51.17% of the voting power of all shares of Common Stock as of the Record Date executed a written consent including consenting shareholders that hold less than 5% of your outstanding common stock. Based on your disclosure, you may have engaged in a solicitation in order to obtain these consents. In your response letter, please describe each consenting shareholder's relationship to the company as well as the sequence of events through which the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Exchange Act Rule 14a-1(l). Also, tell us who inquired about the voting intentions of the shareholders that consented to these actions. Alternatively, file a preliminary proxy statement on Schedule 14A.

2. Please revise to provide all of the disclosure required by Item 6 of Schedule 14A. To the extent there has or will be a change of control, revise your disclosure to identify the persons who acquired control and the percentage of voting securities now beneficially

owned directly or indirectly by the persons who acquired control and any arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters should also be described. Refer to Item 6(e) of Schedule 14A and instruction 2 thereunder for additional guidance. In addition, disclose whether you will be a "controlled company" under Nasdaq rules. Finally, describe more clearly the impact that this change in control will have on existing stockholders' voting power, as well as the level of dilution existing stockholders may experience.

3.   We note your statement that, "The shares and warrant shares to be issued pursuant to the Amendment have not been registered under the Securities Act of 1933, as amended, and accordingly, may not be offered or sold within the United States in the absence of an effective registration or an applicable exemption from the registration requirements." Please disclose whether you intend to file a registration statement in connection with this transaction or please identify the exemption claimed and describe the facts supporting your reliance on it.

4.   Please revise to provide the disclosure required by Items 11 and 13(a) of Schedule 14A, or tell us why it is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Meng Lai